Exhibit 99.2

Management Analysis of the Financial Situation and Operating Results

Management Discussion and Analysis

Three and Six-Month Periods Ended August 31, 2011

INTRODUCTION

This management’s discussion and analysis (“MD&A”) comments on the financial results and the financial situation of Neptune Technologies & Bioressources Inc. (“Neptune” or “the Company”) including its subsidiaries, Acasti Pharma Inc. (”Acasti”) and NeuroBioPharm Inc. (”NeuroBioPharm”) for the three and six-month periods ended August 31, 2011 and 2010. This MD&A should be read in conjunction with our condensed consolidated unaudited interim financial statements for the three and six-month periods ended August 31, 2011 and with our consolidated audited financial statements and the accompanying notes thereto and MD&A as at February 28, 2011. For additional discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, also refer to the Annual Report and the Annual Information Form for the period ended February 28, 2011, as well as registration statements and other public filings, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

In this MD&A, financial information for the three and six-month periods ended August 31, 2011 and 2010 is based on the consolidated interim financial statements of the Company, which was prepared in accordance with International Financial Reporting Standards (“IFRS”), and is presented in thousands of Canadian dollars unless otherwise specified. In accordance with its terms of reference, the Audit Committee of the Company’s Board of Directors reviews the contents of the MD&A and recommends its approval to the Board of Directors. The Board of Directors has approved this MD&A, on October 11, 2011. Disclosure contained in this document is current to that date, unless otherwise noted.

On January 1, 2011, as issued by the International Accounting Standards Board (“IASB”), IFRS became the basis of preparation of financial statements for publicly accountable enterprises in Canada. The information presented in this MD&A, including information relating to comparative periods in 2010, is presented in accordance with IFRS unless otherwise noted as being presented under Canadian generally accepted accounting principles (“Canadian GAAP”) and not IFRS. A discussion regarding the Company’s transition to IFRS, including the impact of significant accounting policies choices and the selection of IFRS 1 elections and exemptions, can be found in the “International Financial Reporting Standards” section of this MD&A and in note 15 of the consolidated interim financial statements.

FORWARD-LOOKING STATEMENTS

Certain comments and statements contained in this MD&A constitute forward-looking statements that reflect Neptune’s objectives, estimates and expectations. These statements may include the use of terms such as “believe”, “anticipate”, “estimate”, “looking ahead” and “expect”, as well as the use of verbs in the conditional and future tenses. By their nature, these forward-looking statements involve certain risks and uncertainties. As a consequence, results could differ materially from the Company’s expectations. The MD&A for the year ended February 28, 2011, as well as our Annual Information Form under the heading Risk Factors – available on SEDAR at www.sedar.com – deals with risks which could cause significant differences between the results contained herein and Neptune’s expectations. The forward-looking statements contained in this MD&A reflect our current assumptions and, accordingly, are subject to change. However, we disclaim all intentions and assume no obligation to update or revise the forward-looking statements, whether based on new information, events or other factors, unless required to do so by applicable securities’ laws.

BUSINESS OVERVIEW

As a result of a reorganization of activities during fiscal 2009, the Company has three reportable operating segments structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases applications (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases applications (NeuroBioPharm).

NEPTUNE

The Company continues to expand its customer base worldwide and is expecting revenue growth to be driven by repeat demand from existing customers and incoming demand from new customers from North America, Europe and Asia.

In the second quarter, the Company managed to increase its market share by selling 53% more quantities than last year; however, because of the increased competitiveness in the market, especially with regards to the pricing, the Company only realized a 6% increase in its revenue. Nevertheless, the Company still managed to maintain its gross margin above 50% in 2011.

At the beginning of the quarter, the Company appointed Raj Nakra Associates as an agent for the Indian market. Raj Nakra Associates already represents worldwide recognized brands and will bring along great knowledge of the Indian market within the pharmaceutical industry, dietary supplement and functional food industry.

The Company also finalized agreements with two major US distributors to sell Neptune Krill Oil through their well established network of US national retailers and wholesalers. These two distributors, which have over 70 years of industry expertise, are both strong brand promoters and innovators in various categories of supplements that are substantiated with proven science. The two distributors represent together close to 30% of the US mass market nutraceutical business, accessing more than 100,000,000 Americans with nationwide market coverage in over 54,000 retailers.

On July 5, 2011, the Company appointed to its Board of Directors Dr. Anthony Holler, the former CEO of ID Biomedical a company dedicated to the commercial development of medical products and technologies for the diagnosis, treatment and prevention of human infectious diseases. Dr. Holler also sits on numerous corporate boards across the country.

The Company presented novel innovative product opportunities customized for dietary supplements, functional and medical foods and introduced a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications. Neptune pre-launched its new product, Eco Krill OilTM (“EKOTM”) to its clientele at Health Ingredient Europe 2010 in Madrid. The pre-launch was well received by the market. EKOTM is a product similar to NKO® with slightly lower concentrations and a lower selling price. Moreover, EKOTM sells at a lower price than competing krill oil products and presents better specifications than most of the competitor’s products. The Company is also testing the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting new cognitive health indications. The Company will also be developing pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars for both human and animal health.

During the second quarter, Neptune continued its investor relations efforts in order to increase Neptune’s visibility toward investment community in Canada and the United States, with the objective of reaching higher trading volume on NASDAQ and TSX-V.

Neptune’s current annual production capacity of NKO® and EKOTM is 130,000 kg. It will soon be at 150,000 kg by the end of the third quarter of the current fiscal year with a minor investment. The sustained revenue growth in the nutraceutical market generated by recently announced partnership as well as overseas business development has always been in line with the plant capacity expansion which is now Neptune’s top priority. Neptune plans to expand its production capacity to reach, in the first phase; a production of 300,000 kg per year. The expansion should be finalized during the fiscal year 2012-2013. The project cost is expected to be 70% financed by grants, loans and long term debt.

Neptune is able to leverage scientific results demonstrating health benefits specific to the proprietary composition of Neptune Krill Oil - NKO® on prevalent human conditions, such as premenstrual syndrome, high cholesterol, inflammation, osteoarthritis and attention deficit hyperactivity disorder. Moreover, the clinical trials for functional/medical food applications with the multinational corporations Yoplait and Nestlé are finished and results are expected to be known by the end of the third quarter of the current fiscal year. In accordance with its scientific strategy, Health Canada approved, exclusively for NKO®, therapeutic and risk reduction claims, corrobating aspects of Neptune’s clinical research and substantiating NKO® safety and effectiveness on cardiovascular health, inflammation and women’s health.

In regards to its intellectual property protection, the Company has always had a firm policy to protect its intellectual property rights including its patents, trademarks and trade secrets, with every legal means available. Recently, certain of Neptune’s competitors have been marketing, advertising and selling their finished krill-based products claiming benefits based on Neptune’s research or by infringing on patents for which Neptune has exclusive rights. Neptune, duly determined to enforce its rights, is taking legal actions against those companies in order to protect its intellectual property.

Early after the conclusion of the second quarter, the Company announced the conclusion of a Memorandum of Understanding (MOU) with Shanghai KaiChuang Deep Sea Fisheries Co., Ltd. (SKFC) to form a 50%/50% Joint Venture named Neptune-SKFC Biotechnology. The Joint Venture will manufacture and commercialize Neptune’s krill products in Asia, the world's largest market for such products.

The initial cost of the project is expected to be USD $30 million and will include the construction of a state of the art production facility using Neptune Proprietary Production Technology in China, as well as the development of a strong commercial distribution network for Asia. According to the agreement, SKFC will supply all the raw material and Neptune will provide a license to Neptune-SKFC Biotechnology allowing it rights of use of its Production Technology IP for the Asian Market in return of a significant up-front payment as well as for royalty payments. The MOU is subject to approval by the boards of each party as well as by Chinese regulators.

SKFC is a publicly listed Company in China and is 43% owned by Shanghai Fisheries General Corporation (SFGC), a very large fishing conglomerate owned by the Government of China. In total, SFGC is involved with more than 30 wholly-owned or J/V companies. They are specializing in pelagic fishing, fishing vessels, fishing machinery, fresh grocery and storage services. They are present in more than 10 countries and employ more than 4,000 employees. SKFC has also the largest fleet of vessels of krill harvesting in the Antarctic Ocean which will secure supply to Neptune-SKFC Biotechnology as well as Neptune.

ABOUT THE SUBSIDIARIES

Acasti Pharma Inc. (“Acasti”)

The status of the Company’s new pharmaceutical products; Over-the-counter (OTC), medical foods, and prescription drug products, is as follows:

During the three-month period ended August 31, 2011, the Company made significant progress in its scientific research and development programs and has achieved several value-creating milestones within the over-the-counter (“OTC”), medical food and prescription drug programs (Rx). Negotiations are ongoing with selected pharmaceutical partners looking at licensing rights for further development and commercialization of Rx, OTC and Medical Foods.

During the quarter, Health Canada informed Acasti that there was no objection to Acasti’s proposed study based on the information and material provided to support the Application (CTA). Therefore, Acasti will initiate a Phase II human clinical trial to investigate the use of CaPre® as a treatment for patients with dyslipidemia. Enrolment in the study is expected to commence in 2011 with results anticipated in 2012. The design of the study is a randomized, double blind, placebo controlled trial to assess the safety and efficacy of CaPre® in patients with triglyceride levels ranging from moderately high to very high, which distinguishes CaPre® from prescription drug fish oils labelled only to treat patients with very high levels of triglycerides. In addition, following the end of the second quarter, Acasti has enrolled its first-patient in to be treated with CaPre® in October 2011.

In order to speed up its development, Acasti has started its preclinical Good Laboratory Practices (GLP) program (IND-enabling program) and has filed for an Open-label clinical trial in Canada for which we are expecting a Letter of Authorization early this fall.

Acasti brought Dr. Harlan Waksal on board as Executive Vice-President, Business & Scientific Affairs. Dr. Harlan Waksal is involved in the execution of the United States strategic development plan, especially in the clinical development program which will lead to an Investigational New Drug (IND) application with the Food and Drug Administration (FDA) of the United States. Dr. Harlan Waksal is also involved in other scientific operations as well as in business development.

Acasti also recently received an award at the latest Genesis Gala held by BioQuebec, an association of biotech and life science companies from the Province of Quebec. Acasti was awarded the Innovation Award of 2011 in recognition for the development of its pharmaceutical products available for sale in the Over-the-Counter (OTC) and Medical Food markets, respectively Vectos™ and Onemia™, as well as for its prescription drug candidate, CaPre®, currently in clinical development. Acasti was also recently awarded with the Deka Innovation Award by The Hellenic Board of Trade of Metropolitan Montreal.

Acasti has also accentuated its activities to increase awareness of Onemia™ within the medical world. Physicians have started to use Onemia™ on their patients. Acasti is currently surveying doctors to accumulate data for OnemiaTM promotion in tradeshows. Acasti attended the National Lipid Association in Orlando in August and will attend the upcoming American Heart Association, CardioMetabolicHeatlh Congress and Cleveland Heart Lab symposium.

Onemia™ targets cardiometabolic disorders and will be well positioned in this multibillion dollar market. Onemia™ will first be distributed through subcontracted marketing and direct sale approach focused in most major metropolitan areas in the U.S. and move nationwide in a second phase. Onemia™ will later be available in pharmacies behind-the-counter through distributors. Acasti is also currently seeking partners to commercialize Onemia™ outside the United States.

The success of Onemia™ will provide short-term revenues which will contribute to Acasti’s further research and development projects while establishing a validation of Acasti’s omega-3: phospholipid pipeline in the healthcare industry paving the road for CaPre™, the prescription drug candidate in development. Onemia™ is the first of a line of products Acasti will commercialize.

On June 16, 2011, Acasti announced that it would issue to the holders of its outstanding Class A Shares of record at the close of business on July 5, 2011 (the “Record Date”) transferable rights (each, a “Right”) to subscribe for Class A shares on the terms set forth in a Rights Offering Circular filed on SEDAR. Each registered shareholder has received one Right for each Class A share held. Ten share Rights plus a sum of $1.25 are required to subscribe for one Class A Share. The Rights expired at 4PM (Montreal time) on September 14, 2011. The Rights Offering has been oversubscribed, and accordingly the maximum of shares available for issuance under terms of the Rights Offering have been issued by Acasti, for a total of 6,445,444 shares representing gross proceeds of $8,057.

NeuroBioPharm Inc. (“NeuroBioPharm” or “NeuroBio”)

The status of the Company’s new pharmaceutical products; Over-the-counter (OTC), prescription medical foods, and prescription drug products, is as follows:

During the second quarter of 2012, the Company made significant progress in its scientific research and development programs. NeuroBiopharm (NBP) completed a pre-clinical study in collaboration with NeuroCode AG, (Wetzlar, Germany), a team of recognized experts dedicated to specific profiling of active pharmaceutical ingredients by means of electroencephalographic (EEG) power spectra of conscious free moving rats. The objectives of the trial were a) to determine the nature and extent of effect of the new NBP medical food candidate NKPL on the electrical activity of the brain, and b) to characterize the EEG effects in relation to standard central nervous system (CNS) drugs. At the lowest daily dose of 250mg, NKPL showed a significant effect strongly resembling (by 80% and 100%) the activity of methylphenidate or Ritalin®, a drug recognized as the gold standard for the treatment of Attention Deficit Hyperactivity Disorder (ADHD). This data provides evidence that NKPL, a highly concentrated phospholipid extract, may be an effective treatment for children with ADHD and a safe alternative to Ritalin®. NeuroBio and Neptune are advancing their research’s with new developed products aimed to improve the cognitive and emotional health of children and adults, which will be concluded in the near future.

For NeuroBioPharm, a medical candidate and a drug candidate for non-GLP development and chemical analyses were initiated in fiscal period ended February 28, 2009. Initial medical candidate batches were standardized within allowed deviation limits. Preclinical testing has been initiated evaluating toxicity and pharmacokinetics.

MPL VI, MPLVII, MPL VIII and MPL IX are new products in the pipeline of NeuroBioPharm in the process of research and development as prescription drugs, OTC and medical foods for the safe and effective management of cognitive, behavioral and neurodegenerative disorders.

All together, MPL VI, MPLVII, MPL VIII and MPL IX will enter a more than $20 billion market and with each product having, we believe, the potential to achieve market sales up to $50 million at five years’ post-launch.

Product	Channel	Indication	Stage of development	Launch Year
MPL VI	Medical food	Prevention of cognitive decline	End of clinical Phase IV	2012/2013
MPL VII	OTC	Memory, concentration and learning disorders	Preclinical	2012/2013
MPL VIII	Medical food	ADHD	Preclinical	2012/2013
MPL IX	Prescription Drug	Alzheimer’s disease	Product development	n/a

NeuroBio is establishing itself with international and strategic industrial partners who are seeking safe and effective products for the maintenance of cognitive health for the OTC market, the clinical dietary management of cognitive decline and neurodevelopmental problems as medical foods and finally, prescription drugs for the treatment of neurodevelopmental and neurodegenerative disorders. In relation to the latter, upon receipt of the final clinical report for the Alzheimer study, NeuroBioharm will negotiate the terms of a License Agreement with the multinational corporation transferred to NeuroBio by Neptune. The terms to be negotiated will include the agreed commercialization deal defining milestone payments and minimum annual royalty conditions.

NeuroBio’s authorized capital consists of an unlimited number of Class A, B, C, D, E, F, G and H shares with no par value. There are 8,501,000 Class A Shares, 2,500,000 Class B Shares, 17,500,000 Class G Shares and 26,000,000 Class H Shares issued and outstanding. In addition, there are 6,000,000 Series 2011-1 Warrants, 3,450,075 Series 2011-2 Warrants, 8,050,175 Series 2011-3 Warrants issued and outstanding, and 546,250 stock options issued under NeuroBio Stock Option Plan. Below are the chronological steps that led to the company’s authorized capital:

1)

On October 15, 2008, Neptune transferred to NeuroBio the License. In exchange for the License, Neptune issued a total of 100 Class A shares at a price of $0.01 per share and 45,000,000 Class E shares at a price of $0.10 per share (one percent (1%) of the Class A and Class E shares were issued to a company controlled by Neptune’s president and CEO and the remaining balance of the Class A and Class E shares were issued to Neptune). On December 24, 2008, the 45,000,000 Class E shares were exchanged for 5,000,000 Class B Shares, 35,000,000 Class C Share, 7,000,000 Series 4 Warrants and 3,000,000 Series 5 Warrants by the respective holders in the same proportion.

2)

On April 12, 2011, the Company proceeded with the Reverse Split on a 2:1 basis. Following the Reverse-Split, the 100 Class A Shares having a deemed value of $0.01 each were consolidated on 2:1 basis resulting in 50 Class A shares at a deemed value of $0.02 each.

3)	Following the Reverse-Split, the 5,000,000 Class B Shares having a deemed value of $0.20 each were consolidated on 2:1 basis resulting in 2,500,000 Class B Shares at a deemed value of $0.40 each.

4)	Following the Reverse-Split, the 35,000,000 Class C Shares having a deemed value of $0.10 each were consolidated on 2:1 basis resulting in 17,500,000 Class C shares at a deemed value of $0.20 each.

5)

On April 12, 2011, immediately following the Reverse-Split, NeuroBio purchased by mutual agreement the resulting 50 Class A Shares through the issuance of 1,000 new Class A Shares at a price of $0.10 per share, of 26,000,000 Class H Shares at a price of $0.45 per share and of 6,000,000 Series 2011-1 Warrants. This transaction was carried out in accordance with the rollover provisions allowed under tax legislation and based on an independent calculation of the fair market value of the Company evaluated at $16,500. On the same date, immediately following the Reverse-Split, NeuroBio exchanged, by mutual agreement, the resulting 17,500,000 Class C Shares, 3,500,000 Series 4 Warrants and 1,500,000 Series 5 Warrants through the issuance of 17,500,000 Class G Shares at a price of $0.20 per share, 3,450,075 Series 2011-2 Warrants and 8,050,175 Series 2011-3 Warrants.

6)	On April 12, 2011, Neptune converted its account receivable from NeuroBio in the amount of $850 into 8,500,000 Class A shares at a price of $0.10 per share.

Neurobio’s available funds are provided by the parent company, Neptune, on an ongoing basis. Neurobio’s available funds will be used to execute the Company’s business plan for the next twelve (12) months. The principal use of available funds over the upcoming year is estimated as follows: $400 for prescription drug development program and $350 for OTC and Medical Food products development and commercialization, while intellectual property protection, research and development costs, laboratories rental and spending, administration expenses and salaries sum up to $150. Neurobio does not intend to raise additional proceeds to fund any anticipated negative operating cash flow and does not expect any material capital expenditure for the next twelve months, except as disclosed above.

Selected consolidated interim financial information

The following tables set out selected financial information for the three-month and six-month periods ended August 31, 2011 and 2010. This information has been derived from the condensed consolidated interim financial statements for the three-month and six-month periods ended August 31, 2011 and 2010 and the notes thereto.

(In thousands of dollars, except per share data)
	Three-month period			Six-month period
	ended August 31			ended August 31
	2011	2010		2011	2010
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	$		$	$	$
Revenue from sales	4,353	4,088		8,636	8,232
EBITDA[1]	(908)	836		(1,075)	1,501
Net profit (loss)	(1,768)	523		(3,026)	1,017
Net earnings (loss) per share:
Basic and Diluted	(0.036)	0.013		(0.065)	0.025

Total assets[3]	35,394	22,825		35,394	22,825
Working capital2-3	22,084	9,562		22,084	9,562
Shareholders’ equity[3]	25,543	13,288		25,543	13,288
Long term debt (including current portion)[3]	4,292	4,785		4,292	4,785

Key ratios (% of revenue):
Gross profit	51%	58%		52%	58%
Selling expenses	10%	8%		12%	7%
General and administrative expenses	54%	27%		48%	28%
Research and development expenses (net of TC)	34%	14%		26%	13%
EBITDA	(21% )	20%		(12% )	18%

1

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net income (loss), financial cost (which includes the change in fair value of derivatives), amortization, income taxes, foreign exchange gains and losses, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions recorded, such as share-based compensation for its EBITDA calculation.

2

The working capital is presented for information purposes only and represents a measurement of the Company’s short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

3	The numbers on the 2010 columns are for the year ended February 28, 2011.

RECONCILIATION OF NET PROFIT TO EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION (EBITDA)

A reconciliation of EBITDA is presented in the table below. The Company uses adjusted financial measures to assess its operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Company uses EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Company believes it provides meaningful information on the Company financial condition and operating results.

Neptune obtains its Consolidated EBITDA measurement by adding to net income (net loss), financial expenses, amortization, income taxes, foreign exchange, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of certain non-monetary transactions recorded, such as share-based compensation, for its EBITDA calculation. The Company believes it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring.

Reconciliation of non-IFRS financial information
(Expressed in thousands, except per share amounts)
	Three-month period		Six-month period
	ended August 31,		ended August 31,
	2011	2010	2011	2010
	$	$	$	$
Net profit (loss)	(1,768)	523	(3,026)	1,017
Add (deduct):
Amortization	186	220	377	407
Financial costs	(119)	(16)	321	(150)
Stock-based compensation	891	213	1,479	290
Foreign exchange (gain) loss	(98)	(104)	(226)	(63)

EBITDA	(908)	836	(1,075)	1,501

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA
(expressed in thousands, except per share amounts)

Fiscal year ending February 28, 2012
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter
	$	$	$	$	$
Revenue and other income	8,645	4,292	4,353
EBITDA[1]	(1,075)	(167)	(908)
Net profit (loss)	(3,026)	(1,258)	(1,768)
Basic earnings (loss) per share	(0.065)	(0.029)	(0.036)
Diluted earnings (loss) per share	(0.065)	(0.029)	(0.036)

Note : Prepared under IFRS

Fiscal year ended February 28, 2011
		First	Second	Third	Fourth
	Total	Quarter	Quarter	Quarter	Quarter

Revenue	16,685	4,162	4,114	4,289	4,120
EBITDA[1]	259	664	732	135	(1,272)
Net profit (loss)	533	494	274	1,801	(2,036)
Basic earnings (loss) per share	0.01	0.01	0.01	0.044	(0.048)
Diluted earnings (loss) per share	0.01	0.01	0.01	0.043	(0.048)

Note: The financial information prepared for all periods in 2011 except for Q1 and Q2 were prepared in accordance with Canadian GAAP.

1

The EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies. Neptune obtains its EBITDA measurement by adding to net earnings, financial expenses, amortization, income taxes, foreign exchange, loss from sale of property, plant and equipment and impairment of property, plant and equipment, incurred during the fiscal year. Neptune also excludes the effects of non-monetary transactions, such as share-based compensation for its EBITDA calculation.

SEGMENT DISCLOSURES

The Company has three reportable operating segment structured in three distinctive legal entities: the first is producing and commercializing nutraceutical products (Neptune), the second is the development and commercialization of pharmaceutical products for cardiovascular diseases (Acasti Pharma) and the third is the development and commercialization of pharmaceutical products for neurological diseases (NeuroBioPharm).

For the second quarter ended August 31, 2011, all revenues are generated by the nutraceutical segment with the exception of a small amount of revenue from a research contract in NeuroBioPharm. The continuity of all operations of the consolidated group is presently supported by Neptune revenues and recent financings in both Neptune and Acasti. Acasti operations are at the commercialization stage for the prescription medical food product, OnemiaTM, at the partnership negotiation stage for the OTC product, VectosTM, and at the Phase II clinical trial for prescription drug program, CaPreTM. As for NeuroBioPharm, operations are directed to product development in the Over-the-counter (OTC), prescription medical foods, and prescription drug products as well as pre-clinical research.

At this moment, NKO® and EKO™ are the only products sold in the nutraceutical market by Neptune. NKO® and EKO™ presently generate the same gross margins in the market where they are sold. In the case of Acasti and NeuroBioPharm, several products have been developed but none are presently generating revenue since Acasti has only recently begun its commercialization. Acasti Pharma and NeuroBioPharm have adopted the same development strategy as Neptune which is to generate short term revenue, with the OTC and prescription medical food products in their case. It is impossible for now to evaluate a precise timeline for the launch of any of NeuroBioPharm products as negotiation are ongoing with potential partners.

The consolidated treasury flows are explained in the following section. Except as described below, significant consolidated cash flows are consistent with those of the nutraceutical segment. In regards to the cardiovascular and neurological segments during the first quarter, please refer to the Sedar filings for both Acasti and NeuroBioPharm.

Selected financial information by segment is as follows:
(Expressed in thousands)
The following table show selected financial information by segments:

Three-month period ended August 31, 2011
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales and research contracts	4,353	-	-	4,353
EBITDA	650	(1,228)	(330)	(908)
Net profit (loss)	206	(1,535)	(439)	(1,768)
Total assets	32,570	2,618	206	35,394
Working capital	20,263	1,897	(76)	22,084

EBITDA calculation
Net profit (loss)	206	(1,535)	(439)	(1,768)
add (deduct)
Amortization	183	3	-	186
Financial costs (income)	(123)	4	-	(119)
Stock-based compensation	482	300	109	891
Foreign exchange gain	(98)	-	-	(98)

EBITDA	650	(1,228)	(330)	(908)

Three-month period ended August 31, 2010
	Nutraceutical	Cardiovascular	Neurological	Total
(Expressed in thousands)	$	$	$	$
Revenues from sales and research contracts	4,088	-	26	4,114
EBITDA	1,290	(435)	(19)	836
Net profit (loss)	1,079	(521)	(35)	523
Total assets	17,897	568	268	18,733
Working capital	6,020	261	219	6,500

EBITDA calculation
Net profit (loss)	1,079	(521)	(35)	523
add (deduct)
Amortization	217	3	-	220
Financial expenses	(40)	24	-	(16)
Stock-based compensation	140	57	16	213
Foreign exchange (gain) loss	(106)	2	-	(104)

EBITDA	1,290	(435)	(19)	836

Six-month period ended August 31, 2011
	Nutraceutical	Cardiovascular	Neurological	Total
	$	$	$	$
Revenues from sales and research contracts	8,636	-	9	8,645
EBITDA	1,424	(1,955)	(544)	(1,075)
Net profit (loss)	136	(2,426)	(736)	(3,026)
Total assets	32,570	2,618	206	35,394
Working capital	20,263	1,897	(76)	22,084

EBITDA calculation
Net profit (loss)	136	(2,426)	(736)	(3,026)
add (deduct)
Amortization	372	5	-	377
Financial expenses	316	5	-	321
Stock-based compensation	839	448	192	1,479
Foreign exchange (gain) loss	(239)	13	-	(226)

EBITDA	1,424	(1,955)	(544)	(1,075)

Six-month period ended August 31, 2010
	Nutraceutical	Cardiovascular	Neurological	Total
(Expressed in thousands)	$	$	$	$
Revenues from sales and research contracts	8,232	-	44	8,276
EBITDA	2,361	(772)	(88)	1,501
Net profit (loss)	2,009	(886)	(106)	1,017
Total assets	17,897	568	268	18,733
Working capital	6,020	261	219	6,500

EBITDA calculation
Net profit (loss)	2,009	(886)	(106)	1,017
add (deduct)
Amortization	401	6	-	407
Financial expenses	(180)	30	-	(150)
Stock-based compensation	196	76	18	290
Foreign exchange (gain) loss	(65)	2	-	(63)

EBITDA	2,361	(772)	(88)	1,501

Operating results

Revenue

Revenue for the second quarter continued to increase and amounted to $4,353 for the three-month period ended August 31, 2011, representing an increase of 6% compared to $4,088 for the three-month period ended August 31, 2010. For the six-month period ended August 31, 2011, revenues were $8,636, up 5% from $8,232 for the six-month period ended August 31, 2010. These increases in the Company’s revenue are mainly attributable to the aggressive penetration of the American, European and Asian/Australian markets due to the increasing awareness and recognition of NKO® and EKO™. The Company has managed to increase its market share by selling 53% more quantities than last year; however because of increased competitiveness in the market, especially with regards to pricing, the Company only realized a 5% increase in its revenue. The Company has also managed to maintain its gross margin above 50% for both the three-month and six-month periods ended August 31, 2011.

Virtually all of the Company’s sales are derived from the nutraceutical segments.

Gross Profit

Gross profit is calculated by deducting the cost of sales from revenue. Cost of sales consists primarily of costs incurred to manufacture products. It also includes related overheads, such as depreciation of property, plant and equipment, certain costs related to quality control and quality assurance, inventory management, sub-contractors and costs for servicing and commissioning.

The following table shows gross profit in dollars as well as a percentage of revenue for the three-month and six-month periods ended August 31, 2011 and 2010:

	Three Months Ended August 31,		Six Months Ended August 31,
	2011	2010	2011	2010
Gross profit	2,223	2,354	4,447	4,801
Gross profit as % of revenue	51%	58%	52%	58%

Gross profit as a percentage of revenue was 51% for the second quarter of 2011 compared to 58% for the same period in 2010. For the six-month period ended August 31, 2011 gross profit was 52% compared to 58% for last year's corresponding period. The decrease in these two periods was due to the integration of new biomass as well as selling price reductions due to increased competition. The Company is focusing on maintaining productivity by looking in multiple areas of the production. The Company expects that the expansion program that will take place in the next 12 months will contribute to increase productivity.

Selling expenses

Selling expenses for the three-month and six-month periods ended August 31, 2011 and 2010 were as follows:

	Three Months Ended August 31,		Six Months Ended August 31,
	2011	2010	2011	2010
Selling expenses	419	320	1,066	579
Selling expenses as % of revenue	10%	8%	12%	7%

Selling expenses amounted to $419 in the second quarter of 2011, an increase of $99 compared to the corresponding period in 2010. For the six-period ended August 31, 2011, selling expenses amounted to $1,066, an increase of $487 compared to last year's corresponding period. These increases are largely due to the addition of new employees in sales and marketing as well as more presence in different trade shows around the world.

General and Administrative Expenses

G&A expenses for the three-month and six-month periods ended August 31, 2011 and 2010 were as follows:

	Three Months Ended August 31,		Six Months Ended August 31,
	2011	2010	2011	2010
General and administrative expenses	2,329	1,097	4,142	2,387
General and administrative expenses as % of revenue	54%	27%	48%	28%

G&A expenses amounted to $2,329 in the second quarter of 2011, an increase of $1,232 compared to the corresponding period in 2010. G&A expenses amounted to $4,142 for the six-month period ended August 31, 2011, an increase of $1,755 over last year's corresponding period. The increase over 2010 is mainly explained by increased stock based compensation expense of $700 and $1,200 for the three month and six month periods ended August 31, 2011 respectively. The increase is also due investment relation expenses of more than $150 for both Acasti and Neptune in connection with recent financing operations. Acasti has also hired several new employees to support its development plan.

Research and Development Expenses

R&D expenses, net of tax credits for the three-month and six-month periods ended August 31, 2011 and 2010 were as follows:

	Three Months Ended August 31,		Six Months Ended August 31,
	2011	2010	2011	2010
Research and development expenses net of tax credits	1,496	567	2,232	1,087
Research and development expenses, net of tax credits as % of revenue	34%	14%	26%	13%

R&D expenses amounted to $1,496 in the second quarter of 2011, an increase of $929 compared to the same period in 2010. R&D expenses amounted to $2,232 for the six-month period ended August 31, 2011, an increase of $1,145 over last year's corresponding period. These increases are mainly attributable to investments by Neptune, Acasti and NeuroBio, including the improvement of the extraction process and experimentation with new biomass. Acasti has also instigated its phase II study.

Finance costs

Finance costs for the three-month and six-month periods ended August 31, 2011 and 2010 were as follows:

	Three Months Ended August 31,				Six Months Ended August 31,
	2011		2010		2011	2010
Finance costs	(119)		(16)		320	(150)
Finance costs as % of revenue	(3%	)	(0.4%	)	4%	(2%	)

Finance costs amounted to negative ($119) in the second quarter of 2011, a decrease of $103 compared to the same period in 2010. Finance costs amounted to $320 in the six-month period ended August 31, 2011 compared to negative ($150) for the same period in 2010. This increase is mainly attributable to the impact of the adoption of IFRS, resulting in certain financial instruments being reclassified as liabilities and re-evaluated at the end of each quarter, with changes recorded in earnings.

Foreign exchange gain (loss)

Foreign exchange gain (loss) for the three-month and six-month periods ended August 31, 2011 and 2010 were as follows:

	Three Months Ended August 31,		Six Months Ended August 31,
	2011	2010	2011	2010
Foreign exchange gain	99	104	226	63
Foreign exchange gain as % of revenue	2%	3%	3%	0.8%

Foreign exchange gain amounted to $99 in the second quarter of 2011, a decrease of $5 compared to the same period in 2010. Foreign exchange gain amounted to $226 for the six-month period ended August 31, 2011 compared to $63 for the same period in 2010. This increase is mainly attributable to the fluctuations of the US currency vs the Canadian currency.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

EBITDA decreased by $1,744 for the three-month period ended August 31, 2011 to ($908) compared to $836 for the three-month period ended August 31, 2010. EBITDA decreased by $2,576 for the six-month period ended August 31, 2011 to ($1,075) compared to $1,501 for the same period in 2010. The decreases are mainly due to increased R&D expenses in the subsidiaries to support their programs by approximately $1,000 and $700 for the three and six-month period ended August 31, 2011 respectively. The decreases are also due to slightly lower gross margin realized during 2011 because of selling price reductions in the nutraceutical business, higher selling expenses due to the addition of new employees in sales and marketing as well as more presence in different trade shows around the world. The Company also spent more in IR and professional fees

Net profit (Loss)

The Company realized a consolidated net loss for the three-month period ended August 31, 2011 of $(1,768) or $(0.036) per share compared to a net income of $523 or $0.013 per share for the three-month period ended August 31, 2010. The Company realized a consolidated net loss for the six-month period ended August 31, 2011 of $(3,026) or $(0.065) per share compared to a net income of $1,017 or $0.025 per share for the six-month period ended August 31, 2010. The decreases are mainly due to increased R&D expenses in the subsidiaries by approximately $1,000 and $700 for the three and six-month period ended August 31, 2011 respectively as previously explained. It is also attributable to higher cost of sales from producing more products (at lower cost because of the improved productivity) in order to support increasing sales in the nutraceutical market until price can be re-established. It is also caused by the increase in both selling and G&A expenses due to more hiring, more trade shows and higher stock-based compensation expense, as well as lower exchange rate US to CDN on US recorded sales. Finally, It was also caused by a difference in the finance costs between the two quarters due to a change in fair value of financial instruments affecting the results positively last year as opposed to negatively this year.

Liquidity and Capital Resources

Operating Activities

During the six-month period ended August 31, 2011, the operating activities generated a decrease in liquidities of $3,038, compared to a decrease of $1,062 for the corresponding six-month period ended August 31, 2010. The difference in the change in liquidities derived from the operating activities is mainly attributable to the lower earnings for the six-month period ended August 31, 2011 over the corresponding period of 2010, partially offset by higher non-cash charges, including the stock-based compensation expense. The decrease in liquidities is also caused by the changes in non-cash operating working capital items, especially by a large increase in Trade and other receivables of $1,624 and inventories by $2,102.

Investing Activities

During the six-month period ended August 31, 2011, the investing activities generated a decrease in liquidities of $6,399. This decrease is mainly due to the net purchase of short-term investments for $5,978.

Financing Activities

During the six-month period ended August 31, 2011, the financing activities generated an increase in liquidities of $13,149. This increase is mainly due to proceeds from the private placement financing for an amount of $11,503 as well as proceeds from exercise of options for an amount of $2,767. This increase was slightly reduced by repayment of loans and borrowings for $1,123.

Overall, as a result of cash flows from all activities, the Company increased its cash by $3,712 for the six-month period ended August 31, 2011.

At August 31, 2011, the Company’s liquidity position, consisting of cash and short-term investments, was $13,163.

Also, at August 31, 2011, the Company had an authorized operating line of credit $2,000, all of which was available as well as an additional unused line of $200 for foreign exchange contracts.

The Company believes that its available cash and term deposits, expected interest income, research collaborations and licensing agreements, research tax credits, loans and borrowings, funds available under our line of credit and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the ensuing fiscal year. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future.

Off Balance Sheet Arrangements and Contractual obligations

There was no material changes that affected our off-balance sheet arrangements and contractual obligations during the three and six-month periods ended August 31, 2011.

FINANCIAL POSITION

The following table details the important changes to the balance sheet at August 31, 2011 compared to February 28, 2011:

	Increase
Accounts	(Reduction)	Comments
	(In Thousands of dollars)
Cash	3,712	See cash flows statement
Short-term investments	5,978	Purchase of short-term investments
Trade and other receivables	1,674	Extended terms for product launches
Inventories	2,102	Purchase of raw material for increased demand
Accounts payable and accrued liabilities	710	Extended terms for raw material suppliers
Long-term debt	(1,122)	Reimbursement

Subsequent events:

(a)	Neurobiopharm partial spin-off

On September 1, 2011, NeuroBioPharm filed a Canadian amended and restated non-offering prospectus to become a reporting issuer under Canadian securities regulation. Upon qualification of this prospectus with the securities regulatory authorities, 4,000,000 units of NeuroBioPharm will be distributed by way of dividend-in-kind, to the holders of record of the Company’s shares. Under the terms of the proposed distribution, the holder of record of the Company’s common shares on the record date will receive one unit for each lot of 12.25 common shares held. Each unit will consist of one Class A share of NeuroBioPharm and one-third of a Series 2011-1 warrant. The proposed distribution is subject to regulatory review and is expected to be finalized during the Company’s third quarter of fiscal 2012. The amended and restated prospectus amends and restates a Canadian preliminary non-offering prospectus dates June 28, 2011 in connection with the distribution described above.

(b)	Acasti Rights offering

On September 14, 2011, the Acasti Rights offering expired oversubscribed, and accordingly, the maximum number of shares available for issuance under the terms of the Rights offering have been issued for a total of 6,445,444 shares representing a gross proceeds of $8,057.

(c)

On or around January 27, 2010 the Company and Acasti Pharma Inc. filed a Motion for the Issuance of a Permanent Injunction before the Quebec Superior Court against US Nutraceuticals LLC (d.b.a. Valensa), a U.S. based corporation.

Neptune and Acasti are seeking inter alia an injunction ordering Valensa to amend some patent applications filed by Valensa to add Neptune as co-owner, or in the alternative to have Valensa assign these patent applications to Neptune, as well as punitive damages, loss of profit and loss of business opportunity for an amount currently established at CDN$3,000.

On September 28, 2011 Valensa filed its Defence wherein it denied Neptune/Acasti’s allegations and requested a dismissal of the Motion. Valensa also filed a Cross-Demand but only against Neptune, wherein it alleged breach of contract and damages in the amount of CDN$2,300. The Company denies all material allegations made by Valensa.

The case is currently pending and no trial dates have been set. No provision has been received by the Company as at August 31, 2011 for this matter because the outcome and the amount of the loss, if any, are not determinable.

(d)	Memorandum of understanding:

On September 27, 2011, the Company entered into a memorandum of outstanding (“MOU”) with Shanghai KaiChung Deep Sea Fishers Co. Ltd. (“SKFC”) for the manufacturing and commercialization of Neptune’s Krill products in Asia. Under the MOU, Neptune will license the right to its technology to the joint venture in return for an upfront payment and subsequent royalty payments. The initial cost of the project is expected to reach $30 million (to be financed by Chinese banks and the joint venture) and included the construction of a state-of-the-art production facility in China and the development of a commercial distribution network in Asia. The MOU is subject to the approval by the board of such party as well as by the Chinese regulators.

(e)	Conversion warrants:

As at October 3, 2011, 220,479 Conversion warrants were exercised, representing a gross proceed of $471. Also, 14,331 Conversion warrants expired unexercised.

PRIMARY ANNUAL FINANCIAL RATIOS

	August 31	February 28	March 1
	2011	2011	2010
Working Capital Ratio (current assets/current liabilities)[1]	4.81	2.67	2.05
Solvency Ratio (Debt Capital / Shareholders’ Equity)*2	0.20	0.40	1.14

* including convertible debentures for 2010.

1

The Working Capital Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

2

The Solvency Ratio is presented for information purposes only and represents a financial performance measurement tool mostly used in financial circles. Because there is no standard method endorsed by IFRS requirements, the results may not be comparable to similar measurements presented by other public companies.

The Company’s Working Capital Ratio improved during the period ended August 31, 2011 compared to the periods ended February 28, 2011 and March 1, 2010 mainly due to the proceeds from the private placement. The Company’s solvency ratio improved during the period ended August 31, 2011 compared to the period ended February 28, 2011 and to March 1, 2010 mainly due to the decrease and increase of the Company’s Debt and Shareholder’s Equity, respectively.

RELATED PARTY TRANSACTIONS

Under the terms of an agreement entered into with a company controlled by an officer and director (which is also a shareholder of the Company), the Company is committed to pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. The annual amount disbursed cannot exceed net earnings before interest, taxes and amortization of the Company on a non-consolidated basis. For the three-month and six-month periods ended August 31, 2011, total royalties included in operating expenses amounted to $43 and $89, (three-month and six-month periods ended August 31, 2010 - $39 and $81). As at August 31, 2011, the balance due to this company under this agreement amounts to $180 (February 28, 2011 - $178; March 1, 2010 - $175). This amount is presented in the balance sheet under accounts payable and accrued liabilities.

These transactions are measured at the exchange amount, which is the amount of consideration determined and accepted by the parties involved.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company’s August 31, 2011 condensed consolidated interim financial statements are the Company’s second consolidated interim financial statements prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The comparative periods included in these condensed consolidated interim financial statements have been restated to IFRS and the Company has applied IFRS 1, First-time Adoption of International Financial Reporting Standards. The Company’s previously issued interim and annual financial reports for periods prior to and including year-end February 28, 2011, were prepared in accordance with Canadian GAAP.

In preparing its consolidated interim financial statements in accordance with IFRS 1, the Company applied the mandatory exceptions and elected to apply the following optional exemptions from full retroactive application:

(i)	Borrowing costs:

The Company has elected to apply the transitional provisions of IAS 23, Borrowing Costs to qualifying assets being acquired since the date of transition to IFRS.

(ii)	Share-based payment:

The Company did not apply IFRS 2, Share-based Payment (“IFRS 2”) to stock options that had vested as at March 1, 2010.

(iii)	Designation of financial assets and financial liabilities:

The Company has elected to re-designate cash and cash equivalents and short-term investments from held-for-trading category to loans and receivables. As the historical cost carrying amount under IFRS equals the fair value of those instruments under Canadian GAAP at the date of transition, there is no adjustment resulting from this election.

(iv)	Non-controlling interests:

The Company will apply prospectively from the date of transition to IFRSs:

-

the requirement that total comprehensive income is attributed to the owners of the parent and to the non- controlling interests even if this results in the non-controlling interests having a deficit balance; and

	-	the requirements for accounting as equity transaction for changes in the parent's ownership interest in a subsidiary that do not result in a loss of control.

Consequently, the balance of non-controlling interest of nil under Canadian GAAP as at February 28, 2010 becomes the balance under IFRS at the date of transition.

As required by IFRS 1, estimates made under IFRS at the date of transition must be consistent with estimates made for the same date under Canadian GAAP (its previous GAAP), unless there is evidence that those estimates were in error.

In preparing its opening IFRS consolidated statement of financial position, the Company has adjusted amounts reported previously in the consolidated financial statements prepared in accordance with Canadian GAAP.

The following table provides a reconciliation of equity and net earnings and comprehensive income for the three month and six-month periods ended August 31, 2010 reported under Canadian GAAP to those reported under IFRS:

Reconciliation of equity:

August 31, 2010

Equity under Canadian GAAP	$10,608

Adjustments:
Property, plant and equipment	(928)
Convertible debenture	(29)
Debenture conversion options	(136)
Derivative financial liabilities	(263)

Equity under IFRS	$9,253

Reconciliation of net earnings and comprehensive income:

	Three-month period	Six-month period
	August 31, 2010	August 31, 2010

Net earnings and comprehensive income under Canadian GAAP	$274	$751

Adjustments:
Property, plant and equipment	140	144
Share-based payments	(19)	19
Finance costs	127	376
Gain on dilution	–	(272)

Net earnings and comprehensive income under IFRS	$523	$1,017

Property, plant and equipment - component accounting

Under Canadian GAAP, the Company did not apply component accounting to the significant separable component parts of an item of property, plant and equipment since no guidance was provided on evaluating the cost of a component, replacement of a component and the level at which component accounting is required. In accordance with IFRSs, the Company applied component accounting to its buildings.

Share based payment – equity instruments

As permitted by IFRS 1, the Company elected to apply the exemptions for share-based payments for equity instruments granted after November 7, 2002 that vested before the transition to IFRSs.

In some cases, stock-based awards vest in installments over a specified vesting period. Under IFRS, when the only vesting condition is service from the grant date to the vesting date of each tranche awarded, each installment of the award is accounted for as a separate share-based payment arrangement, otherwise known as graded vesting. In addition, under IFRS, forfeitures are estimated at the time of the grant, which is revised if subsequent information indicates that actual forfeitures are likely to differ from the estimate. Under previous Canadian GAAP, the Company accounted for stock-based awards that vested in installments as a single award with a vesting period based on the total life of the award. In addition, forfeitures were not considered at the time of grant but accounted for as they occurred, as permitted under Canadian GAAP.

Under previous Canadian GAAP, no expense was recognized for share-based awards pending shareholders’ approval, unless approval was assured. Under IFRS, share-based awards are recognized when the services are received and may result in the recognition of an expense prior to the grant date. The entity estimates the grant-date fair value of the equity instruments for the purpose of recognizing the services from the service commencement date until grant date by assuming that the end of the reporting period is the grant date. Until the grant date has been established, the entity revises the earlier estimates so that the amounts recognized for services received are based on the grant-date fair value of the equity instruments. This revision is treated as a change in estimate and the impact on the share-based payment expense is adjusted in each period.

The effects of those differences were respectively an increase to contributed surplus and stock-based compensation expense in the amount of $19 for the three-month period ended August 31, 2010 and a decrease to contributed surplus and stock-based compensation expense in the amount of $19 for the six-month period ended August 31, 2010.

Debenture Call-Options

Under previous Canadian GAAP, the Debenture Call-Options over Acasti shares issued by Neptune were determined to be an equity instrument. Under IFRS, the Company concluded that the Debenture Call-Options are classified as liabilities until November 15, 2009, as their conversion ratio remained subject to adjustment if a new financing had been concluded at a price per Class A share below $0.25 until that date. After the expiry of this feature, the instrument was determined to meet the criteria for equity classification.

As derivative liabilities are to be recorded at their fair values through profit and loss, the Company determined that the instruments outstanding as at November 15, 2009 had a fair value of $244. In reconciling to IFRS, the increase in fair value from the grant-date nil carrying amount was recognized as a pre-transition loss, which became the carrying amount of the non-controlling interest equity instrument subsequent to November 15, 2009 and therefore at the date of transition.

Warrants

The Company issued warrants that are still outstanding at the date of transition. Under previous Canadian GAAP, these warrants were equity-classified, recorded at their initial fair value in shareholder’s equity and were not re-measured subsequently. Under IFRS, the Company determined that all warrants issued by the Company met the criteria for equity classification with the exception of the Acasti Series II warrants. These warrants are not equity-classified under IFRS as the settlement alternatives for these warrants also provide for a cash-settlement option for the issuer. As a result, the warrants are classified as a liability and accounted as freestanding derivative financial instruments with changes in fair value recognized in income at each reporting date.

The Company valued the Acasti Series II warrants at the date of transition, at each subsequent interim reporting date, and immediately before settlement, using the models and assumptions described in note 10. The estimated fair value is recorded in the consolidated balance sheets in “Derivative financial liabilities”. Because the warrants had a nil carrying amount in equity, the only reclassification from equity upon transition was to charge the estimated fair value of $ 234 to retained earnings at that date.

Subsequent changes in the estimated fair value of the Acasti Series II warrants through to expiry were recorded as adjustments to finance costs in the statement of comprehensive income. Consequently, a fair value increase of $24 and $29 were recognized as an adjustment for the three-month and six-month periods ended August 31, 2010.

Convertible debentures

In 2008, the Company issued convertible debentures that were partially outstanding at the date of transition.

Under previous Canadian GAAP, the convertible debentures were treated as a compound instrument containing a debt and an equity component. On initial recognition of the debentures, the proceeds received were allocated to their component parts based on the proportionate fair value method. The amount recorded in equity for the above notes was not re-measured subsequent to their initial recognition under previous Canadian GAAP.

Under IFRS, convertible debentures are treated as hybrid financial instruments comprising debt and embedded derivative. The equity conversion option, previously recognized as the equity component under Canadian GAAP, was determined to be a liability-classified embedded derivative. Under IFRS, a derivative over an entity’s own equity can be classified as equity when it is to be settled through the exchange of a fixed number of shares for a fixed consideration. The option to settle into Neptune units did not meet this requirement, as the Conversion Warrants would be settled by using an amount of cash that varies until conversion occurs. Consistent with practice under IFRS, the fair value of the embedded derivative would have been recorded in full at the issue date. The detachable financial instruments would have also been recorded at full value as a cost of financing.

Those components have previously been measured at their proportionate issue date fair value under Canadian GAAP. As a result, the issue date carrying amount of the debt host was reduced and a new effective interest rate was determined to accrete the amount to the principal value through maturity. At the date of transition, the IFRS amortized cost of the debenture was determined to be $22 higher that under previous GAAP and the carrying amount of Debenture Warrants to be $58 higher. Those differences were charged to retained earnings at that date.

The Company valued the embedded equity conversion derivative at the date of transition, at each subsequent interim reporting date, and immediately before settlement, using the models and assumptions described in note 10 to the interim financial statements. The estimated fair value is recorded in the consolidated balance sheets in “Derivative financial liabilities”.

At the date of transition, the carrying amount of the Canadian GAAP equity component of $80 was reclassified to this account, along with an increment of $409 from retained earnings to reflect fair value at that date.

Subsequent changes in the estimated fair value of the embedded derivative through to expiry were recorded as adjustments to finance costs in the statement of comprehensive income, along with the increase in accretion expense. Consequently, a net charge of $129 was recognized as an adjustment for the three month period ended August 31, 2010, and $303 for the six-month period ended August 31, 2011.

Non-controlling interest

At the date of transition, Neptune applied IAS 27 – Consolidated and Separate Financial Statements, as amended in 2008. The accounting guidance under IFRS impacted the Company’s accounting for non-controlling interest in three different ways compared to previous Canadian GAAP.

First, in determining consolidated comprehensive income, deduction is made for the portion attributable to the non-controlling interest, and the non-controlling interest is presented as a separate component of consolidated equity. Second, the non-controlling interest continues to be attributed its share of losses of a subsidiary even if that attribution results in a deficit non-controlling interest balance. Third, transactions with non-controlling interest that do not result in a change in control of the subsidiary are treated as equity transactions, with no gain or loss on dilution being recognized.

As previously noted, the Company uses an exemption from retrospective application, and therefore, the requirements were applied prospectively from March 1, 2010. As a result, the carrying amount of nil non-controlling interest under Canadian GAAP was determined to be the IFRS carrying amount at that date.

The recognition of the gain on dilution under Canadian GAAP, in the amount of $272 for the six-month period ended August 31, 2011 was reversed, as they are now accounted for as an equity transaction. This entry has no impact on the shareholders’ equity reconciliation as it is already included therein.

In accordance with new guidance, the Company allocated losses of its majority-owned subsidiary Acasti to controlling and non-controlling interests based on their proportionate shareholdings in Acasti’s Class A shares throughout the year. Also, it calculated the changes in carrying amounts of non-controlling interest for each transaction that occurred during the year.

The following details the changes in non-controlling interest in accordance with IFRS:

	Three-month period	Six-month period
	August 31, 2010	August 31, 2010

Non-controlling interest, beginning of period	$(147)	$–
Exercise of Debenture Call-Options	–	72
Net loss and comprehensive loss attributable to the non-controlling interest	(291)	(510)

	$(438)	$(438)

FUTURE ACCOUNTING CHANGES

Refer to note 3 of the consolidated interim financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES FOR YEAR END INCLUDE SOME OF THE WORKING FROM 2011

The condensed consolidated interim financial statements are prepared in accordance with IFRS. In preparing the condensed consolidated interim financial statements for the three-month periods ended May 31, 2011 and 2010, management made estimates in determining transaction amounts and statement of financial position balances. Certain policies have more importance than others. We consider them critical if their application entails a substantial degree of judgement or if they result from a choice between numerous accounting alternatives and the choice has a strong material impact on reported results of operation or financial position. The following are the Company’s most significant accounting policies and the items for which critical estimates were made in the consolidated financial statements should be read in conjunction with the notes to the condensed consolidated interim financial statements for the three-month periods ended August 31, 2011 and 2010.

USE OF ESTIMATES AND JUDGMENT

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, the nature of significant judgments made by management applying the Company’s accounting policies and the key sources of estimating uncertainties are expected to be the same as those applied in the first annual consolidated financial statement under IFRS.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

  Determining the functional currency;

  Assessing derivatives over the Company’s equity for liability or equity classification; and

  Assessing the recognition of contingent liabilities.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

  Recoverability of intangible assets that have indefinite useful lives or that are not yet available for use;

  Utilization of tax losses;

  Measurement of derivative financial liabilities and stock-based compensation; and

  Collectability of trade receivable.

Also, the Company uses its best estimate to determine which R&D expenses qualify for R&D tax credits and in what amounts. The Company recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

DISCLOSURE CONTROLS, PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Neptune, including the Chief Executive Officer and Chief Financial Officer, have designed disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Also, management of Neptune, have designed internal control over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s IFRS.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three-month period ended August 31, 2011, the President and the CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to MI 52-109. They individually concluded that there was no change during the three-month period ended August 31, 2011 that affected materially or is reasonably likely to affect materially the Company’s internal controls over financial reporting and disclosure controls and procedures.

RISK FACTORS

The information contained in the Financial Statements and the MD&A for the three month and six-month periods ended August 31, 2011 should be read in conjunction with all the Company’s public documentation and in particular the risk factors section in the Annual Information Form. This information does not represent an exhaustive list of all risks related to an investment decision in the Company.

Credit risk:

Credit risk is the risk of a loss if a customer or counterparty to a financial asset fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash, which it manages by dealing only with highly-rated Canadian institutions. The carrying amount of financial assets, as disclosed in the consolidated balance sheet, represents the Company’s credit exposure at the reporting date, including trade receivables. The Company’s trade receivables and credit exposure fluctuate throughout the year. The Company’s average trade receivables and credit exposure during the year may be higher than the balance at the end of that reporting period.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a credit analysis by the insurer which recommends customers' credit limits and payment terms that are reviewed and approved by the Company. The Company reviews periodically the insurer's maximum credit quotation for each of its clients. New clients are subject to the same process as regular clients. The Company has also established procedures to obtain approval by senior management to release goods for shipments when customers have fully-utilized approved insurers credit limits. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue. Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are covered by credit insurance, with amounts usually up to 100% of the invoicing, with the exception of some customers under specific terms. The information available through the insurers is the main element in the decision process to determine the credit limits assigned to customers. The Company provides for trade receivable accounts to their expected realizable value as soon as the account is determined not to be fully collectable, with such write-offs charged to consolidated earnings unless the loss has been provided for in prior periods, in which case the write-off is applied to reduce the allowance for doubtful accounts. The Company updates its estimate of the allowance for doubtful accounts, based on individual customer evaluations of the collectibility of trade receivable balances at each balance sheet reporting date, taking into account amounts which are past due, and any available information indicating that a customer could be experiencing liquidity or going concern problems.

Foreign exchange risk:

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of the Company's business transactions denominated in currencies other than the Canadian dollar. From time to time, the Company uses derivative financial instruments to reduce its foreign exchange exposure. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in the Company's operating results. A small portion of the purchases, except for the purchase of raw materials, are made in foreign currencies. There is a financial risk involved related to the fluctuation in the value of the US dollar in relation to the Canadian dollar. The Company enters into currency forwards and options to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates.

Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The risk that the Company will realize a loss as a result of the decline in the fair value of its short-term investments is limited because these investments have short-term maturities and are generally held to maturity. The capacity of the Company to reinvest the short-term amounts with equivalent returns will be impacted by variations in short-term fixed interest rates available in the market.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Audit Committee and the Board of Directors review and approve the Company's operating budgets, and review the most important material transactions outside the normal course of business.

Financial risks:

Until each entity is independently financed, the success of the Company is dependent on its ability to support the development of its two subsidiaries and its ability to bring their products to market, obtain the necessary approvals, and achieve future profitable operations. This is dependent on the Company’s ability to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs nor the Company’s ability, nor its subsidiaries ability, to fund these programs going forward.

Management intends to continue the careful management of risks relating to exports, foreign exchange, interest rates and sale prices for its merchandise.

Product Liability:

The Company has secured a $5,000 product liability insurance policy, renewable on an annual basis, to cover civil liability relating to its products. The Company also maintains a quality-assurance process that is QMP certified by the Canadian Food Inspection Agency (CFIA). Additionally, the Company has obtained Good Manufacturing Practices accreditation from Health Canada.

PROSPECTIVE STATEMENTS

This Management Analysis contains prospective information. Prospective statements include a certain amount of risk and uncertainty and may result in actual future Company results differing noticeably from those predicted. These risks include, but are not limited to: the growth in demand for Company products, seasonal variations in customer orders, changes to raw material pricing and availability, the time required to complete important strategic transactions and changes to economic conditions in Canada, the United-States and Europe (including changes to exchange and interest rates).

The Company based its prospective statement on the information available when this analysis was prepared. The inclusion of this information should not be considered a declaration by the Company these estimated results have been achieved.

ADDITIONAL INFORMATION

Updated and additional Company information is available from the SEDAR Website at www.sedar.com and from EDGAR Website at www.sec.gov

As at October 11, 2011, the total number of common shares issued by the Company and in circulation was 49,661,816 and Company common shares were being traded on the TSX Exchange Venture under the symbol NTB and on NASDAQ Capital Market under the symbol NEPT. There were also 1,451,290 warrants and 2,751,000 options outstanding as at the same date.

Henri Harland	André Godin
President and Chief Executive Officer	Chief Financial Officer